January 07, 2016

Ms. Tia L. Jenkins

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

Office of Beverages, Apparel, and Mining

100 F Street, Northeast

Washington, DC 20549

Re:	Viña Concha y Toro S.A. Form 20-F for the Fiscal Year Ended December 31, 2014 Filed May 15, 2015 File No. 1-13358

Dear Ms. Jenkins,

On behalf of Viña Concha y Toro S.A. (the “Company”), we are responding to your letter dated December 22, 2015 regarding the review of the above-referenced filing.

Regarding such letter we duly inform that we will not be able to comply with the term of ten business days given by the Staff to respond as we have not yet a definitive version of our answer. Nevertheless the Company hereby confirms that it intends to provide its response to the Staff’s comments on or before Tuesday, January 19, 2016.

If you have any questions or comments with regard to this response or other matters, please call Patricio Garreton Kreft or Gregorio Binda Vergara or the undersigned at (56-2) 2476-5768 or (56-2) 2476-5923.

Very truly yours,

/s/ Osvaldo Solar Venegas

Osvaldo Solar Venegas
Chief Financial Officer
Viña Concha y Toro S.A.